

November 13, 2013

Via E-Mail
Mr. Robert P. Vogels
Chief Financial Officer
Golden Minerals Company
350 Indiana Street, Suite 800
Golden, CO 80401

      Re: **Golden Minerals Company**
               Form 10-K for the Year Ended December 31, 2012
               Filed March 1, 2013
               File No. 001-13627

Dear Mr. Vogels:

      We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

      Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

      After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Form 10-K for the Year Ended December 31, 2012

General

1.   Your filing gives the impression that your company is either preparing for mineral production or is currently in mineral production. Without a reserve, as defined by Industry Guide 7(a) (1), your company must be in the exploration stage, as defined by Guide 7(a) (4) (i). As such, the Industry Guide 7 specifically requires that your filing describe your business activities, as exploration state activities until your company has reserves as defined in the Industry Guide 7.

- Please revise your disclosure to ensure that investors understand the actual stage of your mineral-related activity. Please clearly state that your company is currently engaged in mineral exploration activities and that you are in the exploration state.

- Please remove all references in your filing that use the terms development, production, or mining operations, or any term that may imply mineral production, such as operations.
- In particular, substitute the term mineral exploration for mining operations.

There may be further comments concerning these points, pending your response.

Title and Ownership Rights, page 9

2.   Please disclose the following information for each of your material properties:

- A description of all interests in your properties, including the terms of all underlying agreements and royalties.

- Please include certain identifying information, such as the property names, claim numbers, grant numbers, mining concession name or number, and dates of recording and expiration that is sufficient to enable the claims to be distinguished from other claims that may exist in the area of your properties.

- The conditions that must be met to retain your claims or leases, including quantification and timing of all necessary payments, annual maintenance fees, and disclose who is responsible for paying these fees.

- The area of your claims, either in hectares or in acres.

Please ensure that you fully discuss the material terms of the land or mineral rights securing agreements, as required under paragraph (b)(2) of Industry Guide 7.

2012 Technical Report, page 11

3.   We note your disclosure of mineralized material for your Velardeña operations as of January 1, 2012 as reported by Chlumsky, Armbrust and Meyer. Please revise your filing and report your mineralized materials coinciding with your fiscal year end, not the year commencement. Please disclose the mineralized material tonnages along with the respective gold, silver, lead, zinc content at each of your mines, along with the associated metallurgical recovery factor for each of your salable products at each of your processing facilities.

4.   We note you use a cutoff grade of $120 NSR to segregate your mineralized materials from waste rock. Please revise your filing and disclose the method of calculation and parameters used to estimate this cutoff grade. Please state the commodity prices, operating costs, and metallurgical recovery parameters used to determine your cutoff grade estimates at each of your mines. Please disclose the smelter contract terms,

deductions and penalties and attach smelter and refining agreements as an exhibit pursuant to Item 601(b) (10) of Regulation S-K.

5.   We note your statement that you believe that the vein systems have a high rate of mineralized material replacement as your mining activities continue on-strike and at depth and that this rate of replacement is likely to continue in the future. Please revise your filing and disclose the reconciliation that provided the basis for this statement, comparing the history of your mine production as compared to the identical volume/location of material removals within your geologic inventory or model.

6.   Please revise your filing and disclose your annual mineralized materials extracted, processed, and sold as required by Regulation S-K, Instructions to Item 102, Part 3. This would include your minerals extracted from both your mines, stating the tonnage and grades of your mined materials from each mine, mill feed and the associated feed grades, the amounts of your concentrates and dore shipments and the contained metals shipped. Please discuss concentrate contaminates, smelter penalties, and the effect this has on your payable metals.

2012 Technical Report, page 20

7.   The El Quevar mineralized material reported in your filing does not correspond to the amounts disclosed in the technical report prepared by RungePincockMinarco (formerly Pincock Allen & Holt) prepared June 8, 2012. Please revise your filing and explain the variances to mineralized materials reported.

Consolidated Financial Statements

Note 1. Operations, page F-7

8.   We note you have not yet demonstrated the existence of proven and probable reserves as defined by Industry Guide 7, and as a result, you continue be in the exploration stage and thus are an exploration stage company. You were also recognizing revenue from the sale of products at the Velardena operations prior to suspending operations in June 2013. Please tell us whether you plan to establish proven and probable reserves in accordance with Guide 7 and your timing for doing so, or whether you do not plan to establish proven and probable reserves and your reasons.

Note 3. Summaries of Significant Accounting Policies, page F-8

f. Mining properties, exploration and development costs, page F-9

9.   We note your disclosures indicating that mineral properties are amortized on a unit of production basis as minerals are produced. Tell us the manner by which you have depleted your mineral properties since you have not yet demonstrated the existence of proven and probable reserves, as defined by Industry Guide 7.

Note 13. Other Liabilities, page F-20

10.   We note that you report $4.6 million of loss contingency as of December 31, 2012. Please disclose the nature of this accrual, with details sufficient to understand the circumstances giving rise to this liability.

Note 16. Equity (Deficit), page F-26

11.   We note your disclosures indicating that on September 2, 2011, you issued 16,004,111 shares of your common stock and made payment of approximately Cdn$126,112 to shareholders of ECU Silver Mining Inc. (ECU) in exchange for all of the issued and outstanding shares of ECU, and that you accounted for this transaction as a business combination with Golden Minerals Company being the accounting acquirer. We also note you disclose on Form 8-K filed on the same date that as a result of this merger, the shareholders of ECU control 51% of your outstanding shares, resulting in a change in control of your company. We would ordinarily expect that the entity with a controlling financial interest in a business combination is the acquirer. If the entity that is the legal issuer of the equity securities is determined to be the acquired entity, the transaction is referred to as a "reverse acquisition." Please submit the analysis that you performed in identifying the accounting acquirer in this transaction based on the guidance in the Financial Accounting Standards Board (FASB) Accounting Standards Codification (ASC) 805-10-55-12 through 15 and ASC 805-40.

Note 18. Cash Flow Information, page F-33

12.   We note you present the line item "Treasury Shares Acquired and Retired" as a cash outflow from operating activities. We would ordinarily expect cash flows from operating activities are generally the cash effects of transactions and other events that enter into the determination of net income.   Tell us the origin of this line item and explain how your classification of this line item as a cash outflow from operating activities is consistent with the guidance in FASB ASC 230-10-45-16 to 17.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Julie Marlowe at (202) 551-5395 or Joanna Lam at (202) 551-3476 if you have questions regarding comments on the financial statements and related matters. Please contact George K. Schuler, Mining Engineer, at (202) 551-3718 if you have questions regarding engineering comments.

Sincerely,

/s/Tia L. Jenkins

Tia L. Jenkins
Senior Assistant Chief Accountant
Office of Beverages, Apparel, and
Mining